AB 3/29

[redacted]

12013434

EXCHANGE COMMISSION
ON, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

G PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-52182

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPMorgan Institutional Investments, Inc.

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH., D.C.
196

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

245 Park Ave
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Jane Block — (614) 213-6231
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

41 South High Street	Columbus	OH	43215
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

3/29

OATH OR AFFIRMATION

I, Mary Jane Block, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of JPMorgan Institutional Investments, Inc. as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Name: Mary Jane Block
Title: Operation and Financial Principal

Notary Public

NOTARIAL SEAL STATE OF OHIO
LINDA L JOHNSON
Notary Public
In and for the State of Ohio
My Commission Expires
Aug. 19, 2013

This report ** contains (check all applicable boxes):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

JPMorgan Institutional Investments, Inc.

(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2011

Available for Public Inspection

pwc

JPMorgan Institutional Investments, Inc.

(An indirect wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2011

Available for Public Inspection

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2011

Page(s)

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
JPMorgan Institutional Investments, Inc:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of JPMorgan Institutional Investments, Inc. (the "Company") at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

JPMorgan Institutional Investments, Inc.
(An indirect, wholly owned subsidiary of JPMorgan Chase & Co.)
Statement of Financial Condition
December 31, 2011

Assets	
Cash and cash equivalents	$ 52,773,710
Receivable from affiliates	1,974,030
Investment advisory fees and other receivable	8,734,817
Deferred tax assets	10,359
Other assets	2,608,100
Total assets	$ 66,101,016
Liabilities and Stockholder's Equity	
Accrued employee compensation and benefits	$ 81,815
Payable to affiliates	2,940,118
Accounts payable and accrued expenses	4,908,101
Income taxes payable	2,225,119
Total liabilities	10,155,153
Stockholder's equity	
Common stock ($1 par value, 100 shares authorized, issued and outstanding)	100
Additional paid-in capital	137,716,365
Accumulated deficit	(81,770,602)
Total stockholder's equity	55,945,863
Total liabilities and stockholder's equity	$ 66,101,016

The accompanying footnotes are an integral part of the Statement of Financial Condition

1. Organization

JPMorgan Institutional Investments, Inc. (the "Company") was incorporated on May 26, 1999 under the laws of Delaware as a wholly owned subsidiary of JPMorgan Securities Holdings LLC ("JPMSH"), which is wholly owned by JPMorgan Chase & Co. ("JPMorgan Chase"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is registered as an investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

The Company sells and distributes mutual funds and other investment products and it holds registrations for representatives of affiliated entities (Note 3). The Company also provides investment advisory services.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act").

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
Highly liquid investments with original maturities, at the time of purchase, of three months or less are considered cash equivalents.

The Company's cash equivalents are invested in securities for which quoted prices for identical securities are available in an active market. As such, they are classified in Level 1 of the three-level valuation hierarchy established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. Level 1 involves inputs publicly available for assets identical to those being valued. Level 2 involves inputs of quoted or observable prices or inputs for similar assets. Level 3 involves one or more inputs to the valuation methodology which are unobservable and significant to the fair value measurement.

Other Assets
Other assets include prepaid regulatory fees, as well as furniture and equipment which are depreciated over the estimated useful lives of the assets.

Income Taxes
The Company uses the asset and liability method as required by U.S. GAAP to provide for income taxes on all transactions recorded in the financial statements.

The results of operations of the Company are included in the Federal, New York State, New York City and other state tax returns filed by JPMorgan Chase. In addition, the Company files income tax returns in various states on a separate basis. Pursuant to a tax sharing arrangement, when the Company participates in a consolidated/combined return, JPMorgan Chase allocates to the Company its share of the tax expense or benefit based upon statutory rates applied to the Company's earnings as if it were filing separate tax returns.

3. Related Parties

At December 31, 2011, all cash was held at one financial institution, which is a related party of the Company. Cash on deposit of $10,103,569 was held at JPMorgan Chase Bank, N.A. and cash equivalents of $42,670,114 are invested in JPMorgan U.S. Government Money Market Fund.

4. Employee Compensation and Benefits

The Company's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, the Company's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's operating results.

Pension and Other Postretirement Benefit Plans
The Company's employees participate in the JPMorgan Chase U.S. qualified noncontributory defined benefit pension plan and may also participate in the domestic defined contribution plans sponsored by JPMorgan Chase Bank N.A. In addition, through JPMorgan Chase, the Company provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits on the Company's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. There are no separate plans solely for the employees of the Company. The pension expense as well as postretirement health care and life insurance benefit expense for the Company are determined by an intercompany charge from JPMorgan Chase and are included in employee compensation and benefits in the statement of income.

Employees of the Company are also eligible to participate in JPMorgan Chase's defined contribution retirement savings plan. The Company is required to make contributions to the plan based on the level of employee participation. The Company recognized contribution expense of $13,341 for the year ended December 31, 2011.

Employee Stock-Based Incentives
Certain key employees of the Company participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. Employee stock-based compensation expense is determined by an intercompany charge from JPMorgan Chase. The Company was charged $16,413 in 2011 related to these plans.

5. Income Taxes

At December 31, 2011, the Company had a deferred tax asset of $10,359 and a current tax payable of $2,225,119.

The Company is a member of the JPMorgan Chase consolidated group which is subject to ongoing tax examinations by the tax authorities of the various jurisdictions in which it operates, including U.S. Federal, state and non-U.S. jurisdictions.

6. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the alternative method under Rule 15c3-1(a)(ii), which requires a broker or dealer to maintain at all times net capital, as defined, at the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2011, the Company had net capital, as defined under Rule 15c3-1, of $36,961,753 which was $36,711,753 in excess of net capital.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

7. Subsequent Events

Management of the Funds has evaluated the impact of subsequent events and has determined that no additional items require disclosure.